Exhibit 99.1

INDEX TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CASTOR MARITIME INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2023 and September 30, 2024
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	September 30,
CURRENT ASSETS:	Note	2023	2024
Cash and cash equivalents		$111,383,645	$171,277,315
Restricted cash	8	2,327,502	250,000
Accounts receivable trade, net		2,914,899	537,479
Due from related parties	4	5,650,168	1,264,038
Inventories		977,639	1,019,811
Prepaid expenses and other assets		3,277,873	2,407,191
Investment in equity securities	9	77,089,100	62,162,615
Assets held for sale	4(e), 7(c)	38,656,048	—
Accrued charter revenue		—	81,124
Total current assets		242,276,874	238,999,573

NON-CURRENT ASSETS:
Vessels, net	7	229,536,996	195,657,571
Advances for vessel acquisition	7(b)	—	4,661,817
Restricted cash	8	7,190,000	—
Due from related parties	4	4,504,340	3,601,817
Prepaid expenses and other assets		500,000	—
Deferred charges, net	5	3,231,461	2,739,716
Fair value of acquired time charters	6	265,173	—
Investment in related party	4(c)	117,537,135	117,552,691
Total non-current assets		362,765,105	324,213,612

Total assets		$605,041,979	$563,213,185

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	8	17,679,295	1,616,624
Debt related to assets held for sale, net	8	2,406,648	—
Accounts payable		2,833,167	1,147,421
Deferred revenue		1,548,892	602,058
Accrued liabilities		3,592,728	3,487,344
Due to related parties	4(d)	541,666	569,444
Total current liabilities		28,602,396	7,422,891

NON-CURRENT LIABILITIES:
Long-term debt, net	8	65,709,842	—
Total non-current liabilities		65,709,842	—

Commitments and contingencies	12

MEZZANINE EQUITY:
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 50,000 shares issued and outstanding as of December 31, 2023, and September 30, 2024, respectively, aggregate liquidation preference of $50,000,000 as of December 31, 2023 and September 30, 2024, respectively		49,549,489	49,928,025
Total mezzanine equity	10	49,549,489	49,928,025

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 9,662,354 issued and outstanding as of December 31, 2023 and September 30, 2024	10	9,662	9,662
Preferred shares, $0.001 par value: 50,000,000 shares authorized; Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2023, and September 30, 2024	10	12	12
Additional paid-in capital		266,447,819	265,389,338
Retained earnings		194,722,759	240,463,257
Total shareholders’ equity		461,180,252	505,862,269
Total liabilities, mezzanine equity and shareholders’ equity		$605,041,979	$563,213,185

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the nine months ended September 30, 2023 and 2024
(Expressed in U.S. Dollars – except for share data)

		Nine Months Ended September 30,	Nine Months Ended September 30,
	Note	2023	2024
REVENUES:
Time charter revenues	6, 14	71,151,984	50,079,813
Total vessel revenues		$71,151,984	$50,079,813

EXPENSES:
Voyage expenses (including $933,597 and $667,970 to related party for the nine months ended September 30, 2023, and 2024, respectively)	4, 15	(3,970,433)	(3,004,491)
Vessel operating expenses	15	(31,818,005)	(19,864,136)
Management fees to related parties	4	(5,448,799)	(3,538,270)
Depreciation and amortization	5, 7	(17,225,392)	(11,048,829)
General and administrative expenses (including $2,299,500, and $2,423,285 to related party for the nine months ended September 30, 2023, and 2024, respectively)	4, 16	(4,402,153)	(4,889,990)
Gain on sale of vessels (including commissions to related party $301,000 and $1,436,000 for the nine months ended September 30, 2023, and 2024, respectively)	7(c)	6,278,454	19,292,613
Gain from a claim	12(b)	—	1,411,356
Total expenses, net		(56,586,328)	(21,641,747)

Operating income		14,565,656	28,438,066

OTHER INCOME/(EXPENSES):
Interest and finance costs	8, 17	(8,825,294)	(5,042,161)
Interest income		2,206,599	5,864,973
Foreign exchange losses		(72,878)	(110,515)
Dividend income on equity securities	9	1,173,072	4,689,828
Dividend income from related party	4	808,889	1,065,556
(Loss) / Gain on equity securities	9	(13,467,706)	13,215,752
Total other (expenses) / income, net		(18,177,318)	19,683,433

Net (loss) / income and comprehensive (loss) / income from continuing operations, before taxes		$(3,611,662)	$48,121,499
Income taxes		(98,906)	(99,687)
Net (loss) / income and comprehensive (loss) / income from continuing operations, net of taxes		$(3,710,568)	$48,021,812
Net income and comprehensive income from discontinued operations, net of taxes	3	17,339,332	—
Net income and comprehensive income		13,628,764	48,021,812
Dividend on Series D Preferred Shares		(381,944)	(1,902,778)
Deemed dividend on Series D Preferred Shares		(73,023)	(378,536)
Net income attributable to common shareholders		13,173,797	45,740,498

(Loss) / Earnings per common share, basic, continuing operations	13	(0.44)	4.73
(Loss) / Earnings per common share, diluted, continuing operations	13	(0.44)	2.28
Earnings per common share, basic, discontinued operations	13	1.82	—
Earnings per common share, diluted, discontinued operations	13	1.82	—
Earnings per common share, basic, total	13	1.38	4.73
Earnings per common share, diluted, total	13	1.38	2.28
Weighted average number of common shares, basic	13	9,540,274	9,662,354
Weighted average number of common shares, diluted	13	9,540,274	21,069,515

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the nine months ended September 30, 2023, and 2024
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued						Mezzanine equity
	Common shares	Series B Preferred shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings	Total Shareholders’ Equity	# of Series D Preferred Shares	Mezzanine Equity
Balance, December 31, 2022	9,460,976	12,000	9,473	303,743,302	157,742,285	461,495,060	—	—
- Distribution of net assets of Toro Corp. to shareholders (Note 1)	—	—	—	(37,919,432)	—	(37,919,432)	—	—
- Issuance of common shares pursuant to the ATM Program (Note 10)	201,378	—	201	639,733	—	639,934	—	—
- Issuance of Series D Preferred Shares, net of costs (Note 10)	—	—	—	—	—	—	50,000	49,353,193
- Capital contribution from Toro, pursuant to the issuance of Series D Preferred Shares (Note 10)	—	—	—	500,000	—	500,000	—	—
- Dividend on Series D Preferred Shares (Note 10)	—	—	—	—	(381,944)	(381,944)	—	—
- Deemed dividend on Series D Preferred Shares (Note 10)	—	—	—	—	(73,023)	(73,023)	—	73,023
- Net income and comprehensive income	—	—	—	—	13,628,764	13,628,764	—	—
Balance, September 30, 2023	9,662,354	12,000	9,674	266,963,603	170,916,082	437,889,359	50,000	49,426,216

Balance, December 31, 2023	9,662,354	12,000	9,674	266,447,819	194,722,759	461,180,252	50,000	49,549,489
- Dividend on Series D Preferred Shares (Note 10)	—	—	—	—	(1,902,778)	(1,902,778)	—	—
- Deemed dividend on Series D Preferred Shares (Note 10)	—	—	—	—	(378,536)	(378,536)	—	378,536
- Warrants repurchase (Note 10)	—	—	—	(1,058,481)	—	(1,058,481)	—	—
- Net income and comprehensive income	—	—	—	—	48,021,812	48,021,812	—	—
Balance, September 30, 2024	9,662,354	12,000	9,674	265,389,338	240,463,257	505,862,269	50,000	49,928,025

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2023, and 2024
(Expressed in U.S. Dollars)

		Nine Months Ended September 30,	Nine Months Ended September 30,
	Note	2023	2024
Cash Flows provided by Operating Activities of Continuing Operations:
Net income		13,628,764	48,021,812
Less: Net income from discontinued operations, net of taxes		17,339,332	—
Net (loss) / income from continuing operations, net of taxes		$(3,710,568)	$48,021,812
Adjustments to reconcile net (loss) / income from Continuing operations to net cash provided by Operating Activities:
Depreciation and amortization	5, 7	17,225,392	11,048,829
Amortization and write off of deferred finance charges	17	672,441	806,143
Amortization of fair value of acquired time charters	6	1,835,735	265,173
Gain on sale of vessels	7	(6,278,454)	(19,292,613)
Straight line amortization of hire		—	(81,124)
Unrealized loss / (gain) on equity securities	9	13,470,342	(9,427,850)
Realized gain on sale of equity securities	9	(2,636)	(3,618,022)
Gain from a claim	12(b)	—	(1,411,356)

Changes in operating assets and liabilities:
Accounts receivable trade, net		234,631	2,377,420
Inventories		447,541	380,136
Due from/to related parties		(5,638,336)	5,273,097
Prepaid expenses and other assets		(958,289)	1,370,681
Other deferred charges		(42,490)	—
Accounts payable		(1,987,440)	(1,805,428)
Accrued liabilities		(1,603,572)	(963,255)
Deferred revenue		(712,255)	(946,834)
Dry-dock costs paid		(1,781,351)	(440,000)
Net Cash provided by Operating Activities from Continuing Operations		11,170,691	31,556,809

Cash flow (used in)/provided by Investing Activities of Continuing Operations:
Vessel acquisitions and other vessel improvements	7	(204,763)	(25,603,407)
Advances for vessel acquisitions	7	—	(4,653,537)
Proceeds from a claim	12(b)	—	1,411,356
Net proceeds from sale of vessels	7	28,031,102	107,861,375
Advance received for sale of vessel		3,150,000	—
Purchase of equity securities	9	(72,211,450)	(18,116,221)
Proceeds from sale of equity securities	9	258,999	46,088,578
Net cash (used in) / provided by Investing Activities from Continuing Operations		(40,976,112)	106,988,144

Cash flows used in Financing Activities of Continuing Operations:
Gross proceeds from issuance of common shares		881,827	—
Common share issuance expenses		(241,893)	—
Proceeds from Series D Preferred Shares, net of costs		49,853,193	—
Repurchase of warrants	10	—	(1,058,481)
Dividends paid on Series D Preferred Shares		—	(1,875,000)
Repayment of long-term debt	8	(38,185,300)	(84,985,304)
Payment of deferred financing costs		(25,178)	—
Proceeds received from Toro Corp. related to Spin-Off	4	2,694,647	—
Net cash provided by / (used in) Financing Activities from continuing operations		14,977,296	(87,918,785)

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations		20,409,041	—
Net cash used in Investing Activities from discontinued operations		(153,861)	—
Net cash used in Financing Activities from discontinued operations		(62,734,774)	—
Net cash used in discontinued operations		(42,479,594)	—

Net (decrease)/increase in cash, cash equivalents, and restricted cash		(57,307,719)	50,626,168
Cash, cash equivalents and restricted cash at the beginning of the period		152,307,420	120,901,147
Cash, cash equivalents and restricted cash at the end of the period		$94,999,701	$171,527,315

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$85,810,135	$171,277,315
Restricted cash, current		1,384,566	250,000
Restricted cash, non-current		7,805,000	—
Cash, cash equivalents, and restricted cash		$94,999,701	$171,527,315

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information:

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying unaudited interim condensed consolidated financial statements include the accounts of Castor and its wholly owned subsidiaries (collectively, the “Company”). The Company is engaged in the worldwide transportation of ocean-going cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor’s common shares, par value $0.001 (the “common shares”) began trading on the Euronext NOTC, under the symbol “CASTOR” and, on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”. As of September 30, 2024, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of its ownership of 100% of the Series B preferred shares of Castor and, as a result, Thalassa controlled the outcome of matters on which shareholders are entitled to vote. Thalassa is controlled by Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

On March 27, 2024, the Company effected a 1-for-10 reverse stock split on its issued and outstanding common shares (Note 10). All share and per share amounts disclosed in the accompanying unaudited interim condensed consolidated financial statements give effect to this reverse stock split retroactively for the periods presented.

On March 7, 2023 (the “Distribution Date”), the Company contributed the subsidiaries constituting the Company’s Aframax/LR2 and Handysize tanker segments and Elektra (as defined below) to the Company’s wholly owned subsidiary, Toro Corp. (“Toro”), in exchange for (i) the issuance by Toro to Castor of all 9,461,009 of Toro’s issued and outstanding common shares, and 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”), having a stated amount of $1,000 and a par value of $0.001 per share and (ii) the issuance of 40,000 Series B preferred shares of Toro, par value $0.001 per share, to Pelagos Holdings Corp, a company controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. On the same day, the Company distributed all of Toro’s common shares outstanding to its holders of common shares of record at the close of business on February 22, 2023 at a ratio of one Toro common share for every ten Company common shares (such transactions collectively, the “Spin-Off”). The Spin-Off was concluded on March 7, 2023. Results of operations and cash flows of the Aframax/LR2 and Handysize tanker segments and assets and liabilities that were part of the Spin-Off are reported as discontinued operations for the nine-month period ended September 30, 2023 (Note 3). Toro’s shares commenced trading on the same date on the Nasdaq Capital Market under the symbol “TORO”. As part of the Spin-Off, Toro entered into various agreements effecting the separation of Toro’s business from the Company, including a Contribution and Spin-Off Distribution Agreement, pursuant to which, among other things, (i) the Company agreed to indemnify Toro and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries the Company retained after the Distribution Date and Toro agreed to indemnify the Company for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries, and (ii) Toro replaced the Company as guarantor under an $18.0 million term loan facility entered into by Alpha Bank S.A. and two of the Company’s former tanker-owning subsidiaries on April 27, 2021. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between the Company and Toro and provides the Company with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Toro Series A Preferred Shares issued to the Company in connection with the Spin-Off.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

With effect from July 1, 2022, Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, manages the Company’s business overall. Prior to this date, Castor Ships provided only commercial ship management and administrative services to the Company (see also Note 4).

Pavimar S.A. (“Pavimar”), a related party controlled by Ismini Panagiotidis, the sister of the Company’s Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder, Petros Panagiotidis, provided technical, crew and operational management services to the Company through the first half of 2022. With effect from July 1, 2022, Pavimar co-manages with Castor Ships the technical management of the Company’s dry bulk vessels, except the M/V Magic Celeste, for which Castor Ships has provided the technical management since August 16, 2024 (the date of its delivery to the Company).

As of September 30, 2024, the Company owned a diversified fleet of 11 vessels, with a combined carrying capacity of 0.8 million dwt, consisting of three Kamsarmax, five Panamax and one Ultramax dry bulk vessel, as well as two 2,700 TEU containerships. Details of the Company’s wholly owned subsidiaries as of September 30, 2024, are listed below.

(a)  Consolidated vessel owning subsidiaries:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Spetses Shipping Co. (“Spetses”)	Marshall Islands	M/V Magic P	76,453	2004	February 2017
2	Liono Shipping Co. (“Liono”)	Marshall Islands	M/V Magic Thunder	83,375	2011	April 2021
3	Mulan Shipping Co. (“Mulan”)	Marshall Islands	M/V Magic Starlight	81,048	2015	May 2021
4	Cinderella Shipping Co. (“Cinderella”)	Marshall Islands	M/V Magic Eclipse	74,940	2011	June 2021
5	Mickey Shipping Co. (“Mickey”)	Marshall Islands	M/V Magic Callisto	74,930	2012	January 2022
6	Songoku Shipping Co. (“Songoku”)	Marshall Islands	M/V Magic Pluto	74,940	2013	August 2021
7	Asterix Shipping Co. (“Asterix”)	Marshall Islands	M/V Magic Perseus	82,158	2013	August 2021
8	Johnny Bravo Shipping Co. (“Johnny Bravo”)	Marshall Islands	M/V Magic Mars	76,822	2014	September 2021
9	Jerry Shipping Co. (“Jerry S”)	Marshall Islands	M/V Ariana A	38,117	2005	November 2022
10	Tom Shipping Co. (“Tom S”)	Marshall Islands	M/V Gabriela A	38,121	2005	November 2022
11	Aladdin Shipping Co. (“Aladdin”)	Marshall Islands	M/V Magic Celeste	63,310	2015	August 2024

(b)  Consolidated subsidiaries formed to acquire vessels:

	Company	Country of incorporation
1	Containco Shipping Inc.	Marshall Islands
2	Yogi Bear Shipping Co. (1)	Marshall Islands
3	Ariel Shipping Co. (2)	Marshall Islands

(1)
Incorporated under the laws of the Marshall Islands on August 30, 2024. On September 6, 2024, it entered into an agreement to acquire a 2008-built 1,850 TEU containership vessel from an unaffiliated third-party for a purchase price of $16.49 million (see also Note 7).

(2)
Incorporated under the laws of the Marshall Islands on September 23, 2024. On the same date, the company was nominated as the final buyer pursuant to an agreement dated September 19, 2024 to acquire a secondhand 2020-built Kamsarmax dry bulk carrier from an unaffiliated third-party for a purchase price of $29.95 million (see also Note 7).

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

(c)  Consolidated non-vessel owning subsidiaries:

	Company	Country of incorporation
1	Castor Maritime SCR Corp. (“Castor SCR”) (3)	Marshall Islands
2	Indigo Global Corp. (4)	Marshall Islands
3	Bagheera Shipping Co. (“Bagheera”) (5)	Marshall Islands
4	Luffy Shipping Co. (“Luffy”) (6)	Marshall Islands
5	Kabamaru Shipping Co. (“Kabamaru”) (7)	Marshall Islands
6	Bistro Maritime Co. (“Bistro”) (8)	Marshall Islands
7	Garfield Shipping Co. (“Garfield”) (9)	Marshall Islands
8	Pikachu Shipping Co. (“Pikachu”) (10)	Marshall Islands
9	Jumaru Shipping Co. (“Jumaru”) (11)	Marshall Islands
10	Pumba Shipping Co. (“Pumba”) (12)	Marshall Islands
11	Snoopy Shipping Co. (“Snoopy”) (13)	Marshall Islands
12	Super Mario Shipping Co. (“Super Mario”) (14)	Marshall Islands
13	Stewie Shipping Co. (“Stewie”) (15)	Marshall Islands
14	Pocahontas Shipping Co. (“Pocahontas”) (16)	Marshall Islands

(3)	Incorporated under the laws of the Marshall Islands on September 16, 2021, this entity serves as the Company’s subsidiaries’ cash manager with effect from November 1, 2021.

(4)	Incorporated under the laws of the Marshall Islands on April 25, 2024 for trading purposes.

(5)	Bagheera Shipping Co. no longer owns any vessel following the sale of the M/V Magic Rainbow on March 13, 2023, and delivery of such vessel to an unaffiliated third-party on April 18, 2023.

(6)	Luffy Shipping Co. no longer owns any vessel following the sale of the M/V Magic Twilight on June 2, 2023, and delivery of such vessel to an unaffiliated third-party on July 20, 2023.

(7)	Kabamaru Shipping Co. no longer owns any vessel following the sale of the M/V Magic Argo on September 22, 2023, and delivery of such vessel to an unaffiliated third-party on December 14, 2023.

(8)	Bistro Maritime Co. no longer owns any vessel following the sale of the M/V Magic Sun on October 6, 2023, and delivery of such vessel to an unaffiliated third-party on November 14, 2023.

(9)	Garfield Shipping Co. no longer owns any vessel following the sale of the M/V Magic Phoenix on October 16, 2023, and delivery of such vessel to an unaffiliated third-party on November 27, 2023.

(10)
Pikachu Shipping Co. no longer owns any vessel following the sale of the M/V Magic Moon on November 10, 2023, and delivery of such vessel to an unaffiliated third-party on January 16, 2024 (see also Note 7).

(11)
Jumaru Shipping Co. no longer owns any vessel following the sale of the M/V Magic Nova on January 19, 2024, and delivery of such vessel to an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on March 11, 2024 (see also Note 7).

(12)
Pumba Shipping Co. no longer owns any vessel following the sale of the M/V Magic Orion on December 7, 2023, and delivery of such vessel to an unaffiliated third-party on March 22, 2024 (see also Note 7).

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information (continued):

(13)
Snoopy Shipping Co. no longer owns any vessel following the sale of the M/V Magic Nebula on February 15, 2024, and delivery of such vessel to an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on April 18, 2024 (see also Note 7).

(14)
Super Mario Shipping Co. no longer owns any vessel following the sale of the M/V Magic Venus on December 21, 2023, and delivery of such vessel to an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on May 10, 2024 (see also Note 7).

(15)	Stewie Shipping Co. no longer owns any vessel following the sale of the M/V Magic Vela on May 1, 2024, and delivery of such vessel to an unaffiliated third-party on May 23, 2024 (see also Note 7).

(16)
Pocahontas Shipping Co. no longer owns any vessel following the sale of the M/V Magic Horizon on January 19, 2024, and delivery of such vessel to an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer on May 28, 2024 (see also Note 7).

(d) Entities comprising the discontinued operations as part of the Spin-Off:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Toro Corp. (17)	Marshall Islands	—	—	—	—
2	Toro RBX Corp. (“Toro RBX”) (18)	Marshall Islands	—	—	—	—
3	Rocket Shipping Co. (“Rocket”)	Marshall Islands	M/T Wonder Polaris	115,351	2005	March 2021
4	Gamora Shipping Co. (“Gamora”)	Marshall Islands	M/T Wonder Sirius	115,341	2005	March 2021
5	Starlord Shipping Co. (“Starlord”)	Marshall Islands	M/T Wonder Vega	106,062	2005	May 2021
6	Hawkeye Shipping Co. (“Hawkeye”)	Marshall Islands	M/T Wonder Avior	106,162	2004	May 2021
7	Vision Shipping Co. (“Vision”)	Marshall Islands	M/T Wonder Mimosa	36,718	2006	May 2021
8	Colossus Shipping Co. (“Colossus”)	Marshall Islands	M/T Wonder Musica	106,290	2004	June 2021
9	Xavier Shipping Co. (“Xavier”)	Marshall Islands	M/T Wonder Formosa	36,660	2006	June 2021
10	Drax Shipping Co. (“Drax”)	Marshall Islands	M/T Wonder Bellatrix	115,341	2006	December 2021
11	Elektra Shipping Co. (“Elektra”) (19)	Marshall Islands	—	—	—	—

(17)
Incorporated on July 29, 2022. At the Distribution Date, Toro served as the holding company to which the equity interests of the Aframax/LR2 and Handysize tanker owning subsidiaries and Elektra were contributed.

(18)	Incorporated under the laws of the Marshall Islands on October 3, 2022, to serve, with effect from the Distribution Date, as the cash manager of Toro and its subsidiaries.

(19)	Elektra no longer owns any vessel following the sale of the M/T Wonder Arcturus on May 9, 2022, and delivery of such vessel to an unaffiliated third-party on July 15, 2022.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. They do not include all the information and notes required by U.S. GAAP for complete financial statements. Accordingly, these statements and the accompanying notes should be read in conjunction with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on February 29, 2024 (the “2023 Annual Report”).

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2024, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies and the recent accounting pronouncements can be found in the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report. There have been no material changes to these policies or pronouncements in the nine-month period ended September 30, 2024.

3.	Discontinued operations:

The Company’s discontinued operations relate to the operations of Toro, Elektra and the subsidiaries formerly comprising the Company’s Aframax/LR2 and Handysize tanker segments following completion of the Spin-Off on March 7, 2023. The Company has no continuing involvement in the Aframax/LR2 and Handysize tanker business as of and from March 7, 2023 (Note 1).

The components of the income from discontinued operations for the period January 1, 2023 through March 7, 2023 in the consolidated statements of comprehensive income consisted of the following:

January 1 through March 7,
2023
REVENUES:
Time charter revenues	914,000
Voyage charter revenues	7,930
Pool revenues	22,447,344
Total vessel revenues	23,369,274

EXPENSES:
Voyage expenses (including $294,831 to related party for the period January 1, 2023 through March 7, 2023)	(374,396)
Vessel operating expenses	(3,769,132)
Management fees to related parties	(507,000)
Depreciation and amortization	(1,493,759)
Recovery of provision for doubtful accounts	266,732
Total expenses	(5,877,555)

Operating income	17,491,719

OTHER INCOME:
Interest and finance costs	(220,061)
Interest income	253,165
Foreign exchange losses	(11,554)
Total other income, net	21,550

Net income and comprehensive income from discontinued operations, before taxes	$17,513,269
Income taxes	(173,937)
Net income and comprehensive income from discontinued operations, net of taxes	$17,339,332

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties:

As of December 31, 2023, and September 30, 2024, balances with related parties consisted of the following:

	December 31, 2023	September 30, 2024
Assets:
Due from Castor Ships (a) – current	$2,283,209	$440,120
Due from Castor Ships (a) – non-current	4,504,340	3,601,817
Due from Pavimar (b) – current	3,366,959	823,918
Investment in Toro (c) – non-current	117,537,135	117,552,691

Liabilities:
Due to Toro (d) – current	541,666	569,444

(a)  Castor Ships:

Castor Ships has acted as the Company’s commercial ship manager since September 1, 2020. Details of the Company’s transactions with Castor Ships are discussed in Note 4(a) to the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report.

As of September 30, 2024, in accordance with the provisions of the Amended Castor Ship Management Agreements (as defined in the 2023 Annual Report), Castor Ships (i) had subcontracted to a third-party ship management company the technical management of the Company’s containerships and (ii) was co-managing with Pavimar the Company’s dry bulk vessels except the M/V Magic Celeste, for which Castor Ships has provided the technical management since August 16, 2024 (the date of its delivery to the Company). Castor Ships pays, at its own expense, the containership technical management company a fee for the services it has subcontracted to it, without any additional cost to the Company.

The Ship Management Fees and Flat Management Fee (as defined in in the Company’s 2023 Annual Report) are adjusted annually for inflation on each anniversary of the Amended and Restated Master Management Agreement’s effective date. As a result of the inflation adjustment and effective July 1, 2024, the daily Ship Management Fee increased from $986 per vessel to $1,017 per vessel and the quarterly Flat Management Fee increased from $0.80 million to $0.82 million.

In exchange for the management services, effective July 1, 2024, the Company pays to Castor Ships (i) a commission on all gross income received from the operation of its vessels for distribution among Castor Ships and any third-party brokers involved in the trading of its vessels, which, including any address commission any charterer of any its vessel is entitled to receive, will not exceed 6.25% on each vessel’s gross income and (ii) a commission of 1% on each consummated sale and purchase transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessels or (c) shares and/or other securities with aggregate purchase or sale value, as the case may be, of an amount equal to or in excess of US$10,000,000 issued by an entity engaged in the maritime industry.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

During the nine months ended September 30, 2023, and the nine months ended September 30, 2024, the Company’s subsidiaries were charged the following fees and commissions by Castor Ships: (i) management fees amounting to $1,987,999 and $1,801,870, respectively, (ii) charter hire commissions amounting to $933,597 and $667,970, respectively and (iii) sale and purchase commissions of $301,000 (relating to the sale of one Panamax vessel and one Kamsarmax vessel in the nine months ended September 30, 2023) and $1,367,000 (relating to the sale of four Panamax vessels, two Kamsarmax vessels and one Capesize vessel in the nine months ended September 30, 2024, which are included in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income and to the acquisition of the vessel M/V Magic Celeste (Note 7) in the nine months ended September 30, 2024, which are included in ‘Vessels, net’ in the accompanying consolidated balance sheet), respectively. Moreover, during the nine months ended September 30, 2023 and the nine months ended September 30, 2024, the flat management fees amounted to $2,299,500 and $2,423,285, respectively, and are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The Amended Castor Ship Management Agreements also provide for an advance funding equal to two months of vessel daily operating costs to be placed with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of December 31, 2023, such advances amounted to $4,504,340 and $1,740,931, and are presented in ‘Due from related parties, non-current’ and ‘Due from related parties, current’, in the accompanying consolidated balance sheet, respectively. The amount of $1,740,931 relates to the M/V Magic Venus, M/V Magic Orion and M/V Magic Moon, which had been classified as held for sale (Note 7(b)), and the M/V Magic Sun, M/V Magic Phoenix and M/V Magic Argo, that were sold on November 14, 2023, November 27, 2023 and December 14, 2023, respectively. As of September 30, 2024, such advances amounted to $3,601,817, and are presented in ‘Due from related parties, non-current’, in the accompanying unaudited condensed consolidated balance sheet. In connection with the subcontracting services rendered by the third-party ship-management companies, as of December 31, 2023, and September 30, 2024, $605,688 and $82,385 were due from Castor Ships, respectively, which are presented in ‘Due from related parties, current’ in the accompanying unaudited condensed consolidated balance sheets.

As of December 31, 2023 and September 30, 2024, net amounts of $43,689 and $573,642  were due from Castor Ships in relation to advances for operating expenses/drydock payments made by the Company to Castor Ships.

Further, as of December 31, 2023, and September 30, 2024, amounts of $107,099 and $215,907, respectively, were due to Castor Ships in connection with the services covered by the Amended Castor Ships Management Agreements. As a result, as of December 31, 2023 and September 30, 2024, net amounts of $2,283,209 and $440,120 were due from Castor Ships which are presented in ‘Due from related parties, current’, in the accompanying unaudited condensed consolidated balance sheets.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

(b)  Pavimar:

With effect from July 1, 2022, pursuant to the terms of the Amended and Restated Master Management Agreement, Pavimar provides, as co-manager with Castor Ships, the dry-bulk vessel owning subsidiaries with a range of technical, crewing, insurance and operational services it provided prior to the Company’s entry into the Amended and Restated Management Agreement, in exchange for a daily management fee of $600 per vessel. Pavimar also performed the technical management of containerships as sub-manager for Castor Ships from their date of acquisition up to January 2023. During the nine months ended September 30, 2023, and the nine months ended September 30, 2024, management fees paid amounted to $3,460,800 and $1,736,400, respectively.

Pavimar had subcontracted the technical management of three and one of the Company’s dry bulk vessels to third-party ship-management companies as of December 31, 2023 and September 30, 2024, respectively. These third-party management companies provided technical management services to the respective vessels for a fixed annual fee which is paid by Pavimar at its own expense. In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2023, and September 30, 2024, aggregate working capital guarantee deposits due from Pavimar of $258,252 and $0, respectively, which are presented in ‘Due from related parties, current’ in the accompanying unaudited condensed consolidated balance sheet. In addition, Pavimar and its subcontractor third-party managers make payments for operating expenses with funds paid from the Company to Pavimar. As of December 31, 2023, and September 30, 2024, net amounts of $3,302,157 and $985,768 were due from Pavimar, respectively, in relation to advance payments to Pavimar on behalf of the Company. Further, as of December 31, 2023, and September 30, 2024, amounts of $193,450 and $161,850 were due to Pavimar in connection with additional services covered by the technical management agreements. As a result, as of December 31, 2023, and September 30, 2024, net amounts of $3,366,959 and $823,918 were due from Pavimar, respectively, which are presented in ‘Due from related parties, current’ in the accompanying unaudited condensed consolidated balance sheets.

(c)  Investment in related party:

As discussed in Note 1, as part of the Spin-Off Castor received 140,000 Series A Preferred Shares, having a stated amount of $1,000 and a par value of $0.001 per share. The Company is the holder of all of the issued and outstanding Series A Preferred Shares (Note 1). The Series A Preferred Shares do not have voting rights. The Series A Preferred Shares are convertible into common shares at the Company’s option commencing upon the third anniversary of the issue date until but excluding the seventh anniversary, at a conversion price equal to the lesser of (i) 150% of the VWAP of Toro common shares over the five consecutive trading day period commencing on the Distribution Date, and (ii) the VWAP of Toro common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $2.50.

As of December 31, 2023 and September 30, 2024, the aggregate value of investments in Toro amounted to $117,537,135 and $117,552,691, including $315,000 and $330,556 of accrued dividends, respectively and are separately presented as ‘Investment in related party’ in the accompanying unaudited condensed consolidated balance sheets. As of September 30, 2024, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties (continued):

Furthermore, Castor is entitled to receive cumulative cash dividends, at the annual rate of 1.00% on the stated amount of $1,000 per share, of the 140,000 Series A Preferred Shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Toro’s Board of Directors approval. However, for each quarterly dividend period commencing on or after the reset date (the seventh anniversary of the issue date of the Series A Preferred Shares), the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3; provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. During the nine month periods ended September 30, 2023 and 2024, dividend income derived from the Company’s investment in Toro amounted to $808,889 and $1,065,556, respectively, and is presented in ‘Dividend income from related party’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

During the nine months ended September 30, 2024, the Company received dividend of $1,050,000 from its investment in Toro.

Following the successful completion of the Spin-Off, as of September 30, 2023, Toro reimbursed Castor $2,694,647  for expenses related to the Spin-Off that have been incurred by Castor.

(d)  Issuance of Series D Preferred shares to Toro:

On August 7, 2023, the Company issued 50,000 5.00% Series D fixed rate cumulative perpetual convertible preferred shares (the “Series D Preferred Shares”) to Toro in exchange for $50,000,000 in cash, as referenced in Note 10. The amounts of accrued dividend on the Series D Preferred Shares due to Toro as of December 31, 2023, and as of September 30, 2024 were $541,666 and $569,444 respectively, and are presented in ‘Due to related parties, current’ in the accompanying unaudited condensed consolidated balance sheets.

(e)  Vessel Disposals:

On December 21, 2023, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus for a gross sale price of $17.5 million. The vessel was delivered to its new owner on May 10, 2024.

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nova for a gross sale price of $16.1 million. The vessel was delivered to its new owners on March 11, 2024.

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Horizon for a gross sale price of $15.8 million. The vessel was delivered to its new owners on May 28, 2024.

On February 15, 2024, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nebula for a gross sale price of $16.2 million. The vessel was delivered to its new owners on April 18, 2024. During the nine months ended September 30, 2024, the Company has agreed to pay a brokerage commission of $324,000 on the sale of M/V Magic Nebula to a company related to the buyer of the vessel. Such amount is included in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The terms of the sales of the M/V Magic Venus, M/V Magic Nova, M/V Magic Horizon and M/V Magic Nebula were each negotiated and approved by a special committee of the Company’s disinterested and independent directors.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
5.	Deferred Charges, net:

The movement in deferred dry-docking costs, net in the accompanying consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2023	$3,231,461
Additions	1,363,105
Amortization	(1,096,478)
Disposals (Note 7(b))	(758,372)
Balance September 30, 2024	$2,739,716

During the nine month period ended September 30, 2024 one of the Company’s dry bulk carrier vessels, the M/V Magic Mars, concluded its scheduled drydocking repairs.

6.	Fair Value of Acquired Time Charters:

In connection with the acquisitions in October 2022 of the M/V Ariana A and the M/V Gabriela A with time charters attached, the Company recognized intangible assets of $897,436 and $2,019,608, respectively, representing the fair values of the favorable time charters attached to the vessels. The M/V Ariana A and M/V Gabriela A attached charters commenced upon the vessels’ deliveries, on November 23, 2022, and November 30, 2022, respectively. The M/V Ariana A attached charter was concluded within the first quarter of 2023 and the respective intangible asset was fully amortized during that period. The charter attached to the M/V Gabriela A was concluded within the first quarter of 2024 and the respective intangible asset was fully amortized during that period.

For the nine months ended September 30, 2023 and 2024, the amortization of the acquired time charters related to the above acquisitions amounted to $1,835,735 and $265,173, respectively, and is included in ‘Time Charter Revenues’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

7.	Vessels, net/Assets held for sale:

(a) Vessels, net: The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2023	262,066,353	(32,529,357)	229,536,996
— Acquisitions, improvements, and other vessel costs	25,649,575	—	25,649,575
— Vessel disposals	(57,997,284)	8,420,635	(49,576,649)
— Period depreciation	—	(9,952,351)	(9,952,351)
Balance September 30, 2024	229,718,644	(34,061,073)	195,657,571

(b) Vessel acquisition / Advances for vessel acquisition:

On July 16, 2024, the Company entered into an agreement with an unaffiliated third party to acquire a secondhand 2015 Chinese-built Ultramax dry bulk carrier, the M/V Magic Celeste, for a purchase price of $25.5 million. The M/V Magic Celeste was delivered to the Company on August 16, 2024. The acquisition was financed in its entirety with cash on hand.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Vessels, net/Assets held for sale (continued):

On September 6, 2024, the Company entered into an agreement with an unaffiliated third party to acquire a secondhand 2008-built 1,850 TEU containership, the M/V Raphaela, for a purchase price of $16.49 million. The vessel was delivered to the Company on October 3, 2024. The acquisition was financed in its entirety with cash on hand. On September 13, 2024, the Company paid an amount of $1.65 million, which represents a 10% advance of the purchase price, which is included in ‘Advances for vessel acquisition’ in the accompanying unaudited condensed consolidated balance sheets.

On September 19, 2024, the Company entered into an agreement with an unaffiliated third party to acquire a secondhand 2020-built Kamsarmax dry bulk carrier, the M/V Magic Ariel, for a purchase price of $29.95 million. The vessel was delivered to the Company on October 9, 2024. The acquisition was financed in its entirety with cash on hand. On September 27, 2024, the Company paid an amount of $3.0 million, which represents a 10% advance of the purchase price, which is included in ‘Advances for vessel acquisition’ in the accompanying unaudited condensed consolidated balance sheets.

(c) Disposal of vessels / Assets held for sale

On November 10, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Moon for a gross sale price of $11.8 million. The M/V Magic Moon was delivered to its new owner on January 16, 2024. In connection with this sale, the Company recognized during the first quarter of 2024 a net gain of $2.4 million which is separately presented in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

On December 7, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Orion for a gross sale price of $17.4 million. The M/V Magic Orion was delivered to its new owner on March 22, 2024. In connection with this sale, the Company recognized during the first quarter of 2024 a net gain of $1.4 million which is separately presented in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

On December 21, 2023, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Venus (Note 4), for a gross sale price of $17.5 million. The M/V Magic Venus was delivered to its new owner on May 10, 2024. In connection with this sale, the Company recognized during the second quarter of 2024 a net gain of $3.2 million which is separately presented in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer for the sale of the M/V Magic Nova for a gross sale price of $16.1 million. The M/V Magic Nova was delivered to its new owner on March 11, 2024. In connection with this sale, the Company recognized during the first quarter of 2024 a net gain of $4.1 million which is separately presented in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

On January 19, 2024, the Company entered into an agreement with an entity beneficially owned by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, for the sale of the M/V Magic Horizon for a gross sale price of $15.8 million. The M/V Magic Horizon was delivered to its new owner on May 28, 2024. In connection with this sale, the Company recognized during the second quarter of 2024 a net gain of $4.3 million which is separately presented in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Vessels, net/Assets held for sale (continued):

On February 15, 2024, the Company entered into an agreement with an entity affiliated with a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, for the sale of the M/V Magic Nebula for a gross sale price of $16.2 million. The M/V Magic Nebula was delivered to its new owner on April 18, 2024. In connection with this sale, the Company recognized during the second quarter of 2024 a net gain of $1.9 million which is separately presented in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

On May 1, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Vela for a gross sale price of $16.4 million. The M/V Magic Vela was delivered to its new owner on May 23, 2024. In connection with this sale, the Company recognized during the second quarter of 2024 a net gain of $2.0 million which is separately presented in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The respective sales of the above vessels took place due to favorable offers in each case. The terms of each of the transactions on December 21, 2023, January 19, 2024 and February 15, 2024 were negotiated and approved by a special committee of the Company’s disinterested and independent directors.

Assets held for sale
Balance December 31, 2023	$38,656,048
Asset’s disposal	(38,656,048)
Balance September 30, 2024	$—

As of December 31, 2023, and September 30, 2024, net amounts of $38,656,048 and $0, respectively, are presented in ‘Assets held for sale’, in the accompanying unaudited condensed consolidated balance sheets.

As of September 30, 2024, one of the 11 vessels in the Company’s fleet (the M/V Magic P), having an aggregate carrying value of $5.9 million, was first priority mortgaged as collateral to its loan facility (Note 8).

Consistent with prior practice, the Company reviewed all its vessels for impairment, and none were found to be impaired at December 31, 2023 and September 30, 2024.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Long-Term Debt:

The amount of long-term debt shown in the accompanying unaudited condensed consolidated balance sheet of September 30, 2024, is analyzed as follows:

		Year/Period Ended
Loan facilities	Borrowers	December 31, 2023	September 30, 2024
$11.0 Million Term Loan Facility (a)	Spetses-Pikachu	$4,600,000	$1,618,696
$15.29 Million Term Loan Facility (b)	Pocahontas-Jumaru	10,109,000	—
$40.75 Million Term Loan Facility (c)	Liono-Snoopy-Cinderella	23,055,000	—
$55.00 Million Term Loan Facility (d)	Mulan-Johnny Bravo-Songoku-Asterix-Stewie	32,040,000	—
$22.5 Million Term Loan Facility (e)	Tom-Jerry	16,800,000	—
Total long-term debt		$86,604,000	$1,618,696
Less: Deferred financing costs		(808,215)	(2,072)
Total long-term debt, net of deferred finance costs		$85,795,785	$1,616,624

Presented:
Current portion of long-term debt		$18,089,000	$1,618,696
Less: Current portion of deferred finance costs		(409,705)	(2,072)
Current portion of long-term debt, net of deferred finance costs		$17,679,295	$1,616,624

Debt related to assets held for sale		$2,415,000	$—
Less: Current portion of deferred finance costs		(8,352)	—
Debt related to assets held for sale, net of deferred finance costs		$2,406,648	$—

Non-Current portion of long-term debt		66,100,000	—
Less: Non-Current portion of deferred finance costs		(390,158)	—
Non-Current portion of long-term debt, net of deferred finance costs		$65,709,842	$—

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Long-Term Debt (continued):

Details of the Company’s senior secured credit facilities are discussed in Note 8 to the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report, and are supplemented by the below new activities within the nine-month period ended September 30, 2024.

a. $11.0 Million Term Loan Facility

On February 14, 2024, the Company entered into a first supplemental agreement with Alpha Bank S.A. (“Alpha Bank”), pursuant to which, with effect from April 3, 2023, SOFR replaced LIBOR as the reference rate under the Company’s $11.0 million term loan facility and the margin was increased by a percentage of 0.045%, which is the equivalent of the positive difference as of April 3, 2023 between USD LIBOR and SOFR for the first rollover period commencing April 3, 2023 selected upon application of SOFR methodology. Such percentage will apply over the tenor of the loan going forward regardless of future rollover periods.

On January 16, 2024, Alpha Bank entered into a deed of partial release with respect to the M/V Magic Moon, releasing and discharging the underlying borrower and all securities created over the M/V Magic Moon in full after the settlement of the outstanding balance of $2.4 million pertaining to M/V Magic Moon’s tranche. The facility’s repayment schedule was adjusted accordingly.

b. $15.29 Million Term Loan Facility

On March 8, 2024, Hamburg Commercial Bank AG entered into a deed of partial release, with respect to the M/V Magic Nova, releasing and discharging the underlying borrower and all securities created over the M/V Magic Nova in full after the settlement of the outstanding balance of $4.9 million pertaining to M/V Magic Nova’s tranche. The facility’s repayment schedule was adjusted accordingly.

On May 28, 2024, Hamburg Commercial Bank AG entered into a deed of total release with respect to the M/V Magic Horizon, releasing and discharging the underlying borrower and all securities created over the M/V Magic Horizon in full after the settlement of the outstanding balance of $4.5 million pertaining to M/V Magic Horizon’s tranche.

As of September 30, 2024, this loan facility has been fully repaid.

c.  $40.75 Million Term Loan Facility

On April 18, 2024, Hamburg Commercial Bank AG entered into a deed of partial release with respect to the M/V Magic Nebula, releasing and discharging the underlying borrower and all securities created over the M/V Magic Nebula in full, after the settlement of the outstanding balance of $7.0 million pertaining to M/V Magic Nebula’s tranche. The facility’s repayment schedule was adjusted accordingly.

On September 17, 2024, Hamburg Commercial Bank AG entered into a deed of total release with respect to the M/V Magic Thunder and M/V Magic Eclipse, releasing and discharging the underlying borrowers and all securities created over those vessels in full after the voluntary settlement of the outstanding balance of $13.8 million pertaining to M/V Magic Thunder’s and M/V Magic Eclipse’s tranches. As of September 30, 2024, this loan facility has been fully repaid.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
8.	Long-Term Debt (continued):

d.  $55.0 Million Term Loan Facility
On May 23, 2024, Deutsche Bank AG entered into a deed of partial release, with respect to the M/V Magic Vela, releasing and discharging the underlying borrower and all securities created over the M/V Magic Vela in full, after the settlement of the outstanding balance of $4.3 million pertaining to M/V Magic Vela’s tranche. On the same date, the Company voluntarily prepaid $12.2 million in aggregate with respect to the remaining tranches under this facility from the proceeds of the sale of M/V Magic Vela. Following the prepayments, the facility was repayable in 10 quarterly installments (installments 1 to 3 in the amount of $1,487,500, installments 4 to 9 in the amount of $1,139,000 and installment 10 in the amount of $802,500).

On September 3, 2024, Deutsche Bank AG entered into a deed of release with respect to the M/V Magic Starlight,  M/V Magic Mars,  M/V Magic Pluto and M/V Magic Perseus, releasing and discharging the underlying borrowers and all securities created over those vessels in full, after the voluntary settlement of the outstanding balance of $10.6 million pertaining to M/V Magic Starlight’s, M/V Magic Mars’s, M/V Magic Pluto’s and M/V Magic Perseus’s tranches. As of September 30, 2024, this loan facility has been fully repaid.

e.  $22.5 Million Term Loan Facility

In connection with the $22.5 million senior secured term loan facility with Chailease International Financial Services (Singapore) Pte., Ltd, on August 7, 2024, the Company prepaid in full the amount of $14.6 million remaining outstanding. On August 14, 2024, Chailease International Financial Services (Singapore) Pte., Ltd entered into a deed of release with respect to the M/V Ariana A and M/V Gabriela A, releasing and discharging the underlying borrowers and all securities created over those vessels in full after the settlement of the outstanding balance of $14.6 million. As of September 30, 2024, this loan facility has been fully repaid.

As of December 31, 2023 and September 30, 2024, the Company was in compliance with all financial covenants prescribed in its debt agreements.

Restricted cash as of December 31, 2023 and September 30, 2024, current and non-current, represent minimum liquidity deposits, retention deposits and cash balances in dry-dock reserve accounts required under certain of the Company’s loan facilities.

The annual principal payments for the Company’s outstanding debt arrangements as of September 30, 2024, required to be made after the balance sheet date, are as follows:

Twelve-month period ending September 30,	Amount
2025	$1,618,696
Total long-term debt	$1,618,696

The weighted average interest rate on the Company’s long-term debt for the nine months period ended September 30, 2023 and 2024 was 8.4%, and 8.7% respectively.

Total interest incurred on long-term debt for the nine months ended September 30, 2023 and 2024, amounted to $7.7 million and $3.7 million respectively, and is included in Interest and finance costs (Note 17) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
9.	Investment in equity securities

A summary of the movement in listed equity securities for the nine month period ended September 30, 2024 is presented in the table below:

Equity securities
Balance December 31, 2023	$77,089,100
Equity securities acquired	18,116,221
Proceeds from sale of equity securities	(46,088,578)
Gain on sale of equity securities	3,788,132
Realized foreign exchange loss	(170,110)
Unrealized gain on equity securities revalued at fair value at end of the period	9,427,620
Unrealized foreign exchange gain	230
Balance September 30, 2024	$62,162,615

On June 30, 2023, the Company filed a Schedule 13G, reporting that it held 1,391,500 shares of common stock of Eagle Bulk Shipping Inc. (“Eagle”), representing 14.99% of the issued and outstanding shares of common stock of Eagle as of June 23, 2023. On December 11, 2023, Star Bulk Carriers Corp. (“Star Bulk”) and Eagle announced that they had entered into a definitive agreement to combine in an all-stock merger. On April 5, 2024 the merger terms were approved by the shareholders of Eagle and on April 9, 2024 the merger was completed. Under the terms of the merger agreement, each Eagle shareholder received 2.6211 shares of Star Bulk common stock for each share of Eagle common stock owned.

In the nine-month periods ended September 30, 2023 and 2024, the Company received dividends of $1,173,072 and $4,689,828, respectively, from its investments in listed equity securities.

10.	Equity Capital Structure:

Reverse Stock Split

On March 27, 2024, the Company effected a 1-for-10 reverse stock split of its common shares without any change in the number of authorized common shares. All share and per share amounts, as well as the number of warrant shares eligible for purchase under the Company’s effective warrant schemes in the accompanying unaudited interim consolidated financial statements have been retroactively adjusted to reflect the reverse stock split. As a result of the reverse stock split, the number of outstanding shares as of March 27, 2024, was decreased to 9,662,354 while the par value of the Company’s common shares remained unchanged to $0.001 per share.

As of September 30, 2024 the Company’s outstanding, (i) Class A warrants issued on June 26, 2020 were exercisable in the aggregate into 623 of its common shares, par value $0.001 per share, at an exercise price of $25.30 per warrant share and (ii) Common Share Purchase Warrants issued on April 7, 2021 (the “April 7 Warrants”) were exercisable in the aggregate into 25,000 of its common shares, par value $0.001 per share, at an exercise price of $55.30 per warrant share.

For a further description of the terms and rights of the Company’s capital stock and details of its equity transactions prior to January 1, 2024, please refer to Note 10 to the consolidated financial statements for the year ended December 31, 2023 included in the Company’s 2023 Annual Report.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Equity Capital Structure (continued):

Under the Company’s Articles of Incorporation, as amended, the Company’s authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares.

Nasdaq Minimum Bid Price Requirement

On April 20, 2023, the Company received a notification from the Nasdaq Stock Market (“Nasdaq”) that it was not in compliance with the minimum $1.00 per share bid price requirement for continued listing (the “Minimum Bid Price Requirement”) on the Nasdaq Capital Market and was provided with 180 calendar days to regain compliance with the Minimum Bid Price Requirement. On October 18, 2023, the Company received a notification letter from Nasdaq granting the Company an additional 180-day extension, until April 15, 2024 to regain compliance with the Minimum Bid Price Requirement (the “Second Compliance Period”).

On March 27, 2024, the Company effected a 1-for-10 reverse stock split of its common shares without any change in the number of authorized common shares. All share and per share amounts, as well as the number of warrant shares eligible for purchase under the Company’s effective warrant schemes in the accompanying unaudited interim consolidated financial statements have been retroactively adjusted to reflect the reverse stock split. As a result of the reverse stock split, the number of outstanding shares as of March 27, 2024, was decreased to 9,662,354 while the par value of the Company’s common shares remained unchanged to $0.001 per share.

On April 11, 2024, the Company received a written confirmation from Nasdaq that it had regained compliance with the Minimum Bid Price Requirement.

Warrants tender offer

On April 22, 2024, the Company commenced a tender offer to purchase all of its outstanding April 7 Warrants at a price of $0.105 per warrant. The April 7 Warrants were exercisable in the aggregate into 1,033,077 of the Company’s common shares, par value $0.001 per share (the “Warrant Shares”), at an exercise price per warrant share of $55.30.  The number of Warrant Shares and the exercise price reflected adjustments as a result of the 1-for-10 reverse stock split discussed above. On May 31, 2024, the Company repurchased in the tender offer 10,080,770 Warrants, exercisable in the aggregate into 1,008,077 Common Shares for an aggregate cost of $1,058,481 excluding fees relating to the tender offer. Following the retirement and cancellation by the Company of the April 7 Warrants purchased pursuant to the tender offer, the April 7 Warrants that remain outstanding are exercisable in the aggregate into 25,000 Common Shares.

Mezzanine equity:

5.00% SERIES D CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED SHARES

On August 7, 2023, the Company agreed to issue 50,000 Series D Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share, to Toro for aggregate consideration of $50.0 million in cash. Details of the Company’s Series D Preferred Shares are discussed in Note 10 to the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
The Series D Preferred Shares are convertible, in whole or in part, at the holder’s option to common shares of Castor from the first anniversary of their issue date at the lower of (i) $7.00 per common share, and (ii) the 5-day-value-weighted average price immediately preceding the conversion. The conversion price of the Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the common shares and was adjusted to $7.00 per common share on March 27, 2024 from $0.70 per common share following effectiveness of the 1-for-10 reverse stock split discussed herein. The minimum conversion price of the Series D Preferred Shares is $0.30 per common share.

The Company uses an effective interest rate of 6.12% over the expected life of the Series D Preferred Shares being nine years, which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. The amounts accreted during the period August 7, 2023 through September 30, 2023 and in the nine months ended September 30, 2024, were $73,023 and $378,536, respectively, and are presented as ‘Deemed dividend on Series D Preferred Shares’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

As of September 30, 2024, the net value of Mezzanine Equity amounted to $49,928,025, including the amount of $378,536 of deemed dividend on the Series D Preferred Shares in the nine months ended September 30, 2024, and is separately presented as ‘Mezzanine Equity’ in the accompanying unaudited condensed consolidated balance sheet. During the nine months ended September 30, 2024, the Company paid to Toro a dividend amounting to $1,875,000 on the Series D Preferred Shares for the periods from October 15, 2023 to January 14, 2024, from January 15, 2024 to April 14, 2024, and from April 15, 2024 to July 14, 2024 and the accrued amount for the period from July 15, 2024 to September 30, 2024 (included in the dividend period ended October 14, 2024) amounted to $569,444.

11.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable, accrued charter revenue, investments in listed equities, an investment in related party and amounts due from related party/(ies).  The principal financial liabilities of the Company consist of trade accounts payable, accrued liabilities, amounts due to related party/(ies) and long-term debt.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, restricted cash, accounts receivable trade, net, amounts due from/to related party/(ies), accounts payable and accrued liabilities: The carrying values reported in the accompanying unaudited condensed consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents and restricted cash, current are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current and is considered Level 1 item of the fair value hierarchy.

Investment in listed equity securities: The carrying value reported in the accompanying unaudited condensed consolidated balance sheet for this financial instrument represents its fair value and is considered Level 1 item of the fair value hierarchy as it is determined though quoted prices in an active market.

Long-term debt: The secured credit facilities discussed in Note 8, have a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as SOFR rates are observable at commonly quoted intervals for the full terms of the loans.

Investment in related party: Investments in related party is initially measured at fair value which is deemed to be the cost and subsequently assessed for the existence of any observable market for the Series A Preferred Shares and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at September 30, 2024.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
11.	Financial Instruments and Fair Value Disclosures (continued):

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

12.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed (except as disclosed under Note 12(b)), or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

As at September 30, 2024, the Company has agreed to acquire a secondhand 2008-built 1,850 TEU containership and a secondhand 2020-built Kamsarmax dry bulk carrier for a total consideration of $46,440,000 (Note 7(b)). The total contracted amount remaining to be paid for the two vessels agreed as at September 30, 2024 was $41,796,000.

(a)   Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of September 30, 2024. Non-cancelable time charter contracts include both fixed-rate time charters or charters linked to the Baltic Dry Index (“BDI”). For index linked contracts, contracted lease payments have been calculated using the BDI-linked rate as measured at the commencement date.

In addition, certain of the variable-rate contracts have the option at the Company’s option to convert to a fixed rate for a predetermined period, in such cases where lease payments have been converted to a fixed rate, the minimum contracted lease payments for this period are calculated using the agreed converted fixed rate. The calculation does not include any assumed off-hire days.

Twelve-month period ending September 30,	Amount
2025	$21,842,899
Total	$21,842,899

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Commitments and Contingencies (continued):
(b)   Claims

Following the buyers’ failure to take delivery of the M/V Magic Moon, as discussed in Note 12 to the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report, Pikachu Shipping Co. (the “sellers” or the “owners”), a wholly owned subsidiary of the Company, terminated the sale of the vessel under the Memorandum of Agreement, dated March 23, 2023, between the sellers and the buyers (the “MoA”). Notably, the MoA required that the buyers deposit 10% of the purchase price into an escrow account administered by the escrow agent as security for completion of the transaction according to the terms and conditions set forth in the MoA and the buyers deposited $1,395,000 into such account prior to their breach of the MoA (the “Deposit”). The owners accordingly initiated arbitration proceedings during September 2023 for the release of and remittance to the owners of the $1,395,000 deposit held in escrow based on the owners’ position that the buyers’ failure to take delivery of the M/V Magic Moon constituted a default under the MoA. All the submissions on behalf of the Company were prepared, reviewed and filed with the London arbitrator, who on April 28, 2024 issued and on May 1, 2024 delivered his arbitration award in favor of the owners, awarding them the return of the Deposit subject to no appeal being filed by the buyers within 28 days from the day of the issuance of the award. On May 28, 2024, the Company collected the amount of $1,411,356 (including the deposit amount of $1,395,000 and gross interest earned on the deposit), and following the provisions of ASC 450-30-25-1, has recorded this gain in its financial statements for the nine month period ended September 30, 2024.

In addition, the M/V Magic Moon was arrested on August 17, 2023 by the buyers to secure a claim before the Korean courts for the amount of $1,395,000, equal to the amount of the Deposit, and the owners paid a counter-security of $1,395,000 for the purpose of lifting the arrest of the vessel. The owners have applied to the Korean courts to decide the issue of the return of the counter-security to them. The Company has included the $1,395,000 in ‘Prepaid expenses and other assets’ in the accompanying unaudited condensed consolidated balance sheets for the nine month period ended September 30, 2024 incurred in connection with the cash deposit made in 2023 by the owners for the purpose of lifting the arrest of the M/V Magic Moon. On October 4, 2024, the Company collected the amount of $1,401,740 (including the counter-security amount of $1,395,000 and gross interest earned on the deposit).

It is possible that from time to time in the ordinary course of business the Company may be involved in legal proceedings or investigations, which could have an adverse impact on its reputation, business and financial condition and divert the attention of management from the operation of the business. However, the Company believes that the current legal proceedings are not expected to have a material adverse effect on its business, financial position or results of operations.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Earnings Per Common Share:

Diluted earnings per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the nine months ended September 30, 2024 and 2023, the effect of the warrants outstanding during each such period and as of each such date, would be antidilutive, hence they were excluded from the computation of diluted earnings per share. For the purpose of calculating diluted earnings per common share for the nine months period ended September 30, 2024, the weighted average number of diluted shares outstanding includes the conversion of outstanding Series D Preferred Shares (Note 10) calculated with the “if converted” method by using the average closing market price over the reporting period from January 1, 2024 to September 30, 2024. If there is a loss from continuing operations, diluted EPS is computed in the same manner as basic EPS is computed, even if the entity has net income after adjusting for a discontinued operation. Thus, for the nine months period ended September 30, 2023, the inclusion of the potential common shares from the conversion of outstanding Series D Preferred Shares (calculated with the “if converted” method) in diluted EPS from continuing operations would have an antidilutive effect, and therefore basic EPS and diluted EPS are the same for continuing operations, discontinued operations and net income.

The components of the calculation of basic and diluted earnings per common share are as follows:

	Nine months ended September 30,	Nine months ended September 30,
	2023	2024
Net (loss) / income and comprehensive (loss) / income from continuing operations, net of taxes	(3,710,568)	48,021,812
Net income and comprehensive income from discontinued operations, net of taxes	17,339,332	—
Net income and comprehensive income	$13,628,764	$48,021,812
Less: Dividend on Series D Preferred Shares	(381,944)	(1,902,778)
Less: Deemed dividend on Series D Preferred Shares	(73,023)	(378,536)
Net income and comprehensive income available to common shareholders, basic	13,173,797	45,740,498
Dividend on Series D Preferred Shares	381,944	1,902,778
Deemed dividend on Series D Preferred Shares	73,023	378,536
Net income attributable to common shareholders, diluted	13,628,764	48,021,812

Weighted average number of common shares outstanding, basic	9,540,274	9,662,354
Effect of dilutive shares	—	11,407,161
Weighted average number of common shares outstanding, diluted	9,540,274	21,069,515

(Loss) / Earnings per common share, basic, continuing operations	$(0.44)	$4.73
(Loss) / Earnings per common share, diluted, continuing operations	$(0.44)	$2.28
Earnings per common share, basic, discontinued operations	$1.82	$—
Earnings per common share, diluted, discontinued operations	$1.82	$—
Earnings per common share, basic, Total	$1.38	$4.73
Earnings per common share, diluted, Total	$1.38	$2.28

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Total Vessel Revenues:

The following table includes the vessel revenues earned by the Company in each of the nine-month periods ended September 30, 2023 and 2024, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Nine months ended September 30,	Nine months ended September 30,
	2023	2024
Time charter revenues	71,151,984	50,079,813
Total Vessel revenues	$71,151,984	$50,079,813

During each of the nine-month periods ended September 30, 2023 and 2024, the Company generated its revenues from time charters.

The Company typically enters into fixed rate or index-linked rate charters with an option to convert to fixed rate time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner protective restrictions discussed below. Time charter agreements may have extension options ranging from months, to sometimes, years. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carries only lawful and non-hazardous cargo.

From time to time, the Company’s dry bulk vessels are fixed on period charter contracts with the rate of daily hire linked to the average of the time charter routes comprising the respective indices for dry bulk vessels of the Baltic Exchange. Such contracts also carry an option for the Company to convert the index-linked rate to a fixed rate for a minimum period of three months and up to the maximum remaining duration of the charter contract, according to the average of the forward freight agreement curve of the respective Baltic index for the desired period, at the time of conversion. The index-linked contracts with conversion clause provide flexibility and allow the Company to either enjoy exposure in the spot market, when the rate is floating, or to secure foreseeable cash flow when the rate has been converted to fixed over a certain period.

15.	Vessel Operating Expenses and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Nine months ended September 30,	Nine months ended September 30,
Vessel Operating Expenses	2023	2024
Crew & crew related costs	16,727,397	10,290,568
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	6,931,979	4,869,537
Lubricants	2,072,698	1,154,996
Insurances	2,689,044	1,653,140
Tonnage taxes	672,140	461,779
Other	2,724,747	1,434,116
Total Vessel operating expenses	$31,818,005	$19,864,136

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
15.	Vessel Operating Expenses and Voyage Expenses (continued):

	Nine months ended September 30,	Nine months ended September 30,
Voyage expenses	2023	2024
Brokerage commissions	1,272,273	1,183,228
Brokerage commissions - related party	933,597	667,970
Port & other expenses	565,643	1,024,067
Bunkers consumption	997,988	243,513
Loss / (Gain) on bunkers	200,932	(114,287)
Total Voyage expenses	$3,970,433	$3,004,491

16.	General and Administrative Expenses:

General and administrative expenses are analyzed as follows:

	Nine months ended September 30,	Nine months ended September 30,
	2023	2024
Non-executive directors’ compensation	$54,000	$94,500
Audit fees	219,207	193,539
Professional fees and other expenses	1,829,446	2,178,666
Administration fees-related party (Note 4(a))	2,299,500	2,423,285
Total	$4,402,153	$4,889,990

17.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim consolidated statements of comprehensive income are analyzed as follows:

	Nine months ended September 30,	Nine months ended September 30,
	2023	2024
Interest on long-term debt	$7,694,631	$3,661,180
Amortization and write-off of deferred finance charges	672,441	806,143
Other finance charges	458,222	574,838
Total	$8,825,294	$5,042,161

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
18.	Segment Information:

In late 2022, the Company acquired two containerships. As a result of the different characteristics of such containerships in relation to the Company’s other operating segments, the Company determined that, with effect from the fourth quarter of 2022, it operated in two reportable segments: (i) the dry bulk segment and (ii) the containership segment, each on a continued operations basis. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. In addition, the transport of dry cargo commodities, which are carried by dry bulk vessels, has different characteristics to the transport of containerized products, which are carried by containerships. Furthermore, the nature of trade, as well as the trading routes, charterers and cargo handling, is different in the containership segment and the dry-bulk segment.

The table below presents information about the Company’s reportable segments as of and for the nine months ended September 30, 2023 and 2024. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim condensed consolidated financial statements. Segment results are evaluated based on income from operations.

	Nine months ended September 30,			Nine months ended September 30,
	2023			2024
	Dry bulk segment	Containership segment	Total	Dry bulk segment	Containership segment	Total
Time charter revenues	$60,508,493	$10,643,491	$71,151,984	$40,282,640	$9,797,173	$50,079,813
Total vessel revenues	$60,508,493	$10,643,491	$71,151,984	$40,282,640	$9,797,173	$50,079,813
Voyage expenses (including charges from related party)	(3,453,050)	(517,383)	(3,970,433)	(2,374,332)	(630,159)	(3,004,491)
Vessel operating expenses	(27,742,577)	(4,075,428)	(31,818,005)	(16,599,751)	(3,264,385)	(19,864,136)
Management fees to related parties	(4,932,525)	(516,274)	(5,448,799)	(2,966,813)	(571,457)	(3,538,270)
Depreciation and amortization	(13,244,126)	(3,981,266)	(17,225,392)	(6,896,524)	(4,152,305)	(11,048,829)
Gain on sale of vessels	6,278,454	—	6,278,454	19,292,613	—	19,292,613
Gain from a claim	—	—	—	1,411,356	—	1,411,356
Segments operating income	$17,414,669	$1,553,140	$18,967,809	$32,149,189	$1,178,867	$33,328,056
Interest and finance costs			(8,485,041)			(4,583,154)
Interest income			1,605,982			3,350,686
Foreign exchange losses			(67,237)			(33,327)
Less: Unallocated corporate general and administrative expenses			(4,402,153)			(4,889,990)
Less: Corporate Interest and finance costs			(340,253)			(459,007)
Less: Corporate Interest income			600,617			2,514,287
Less: Corporate exchange losses			(5,641)			(77,188)
Dividend income on equity securities			1,173,072			4,689,828
Dividend income from related party			808,889			1,065,556
(Loss) / Gain on equity securities			(13,467,706)			13,215,752
Net (loss) / income and comprehensive (loss) / income from continuing operations, before taxes			$(3,611,662)			$48,121,499
Net income and Comprehensive income from discontinued operations, before taxes			17,513,269			—
Net income and Comprehensive income, before taxes			$13,901,607			$48,121,499

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
18.	Segment Information (continued):
A reconciliation of total segment assets to total assets presented in the accompanying unaudited interim consolidated balance sheets of December 31, 2023 and September 30, 2024, is as follows:

	As of December 31, 2023	As of September 30, 2024
Dry bulk segment	$259,759,770	$170,870,233
Containership segment	46,202,603	57,726,162
Cash and cash equivalents (1)	103,822,505	154,661,423
Prepaid expenses and other assets (1)	195,257,101	179,955,367
Total consolidated assets	$605,041,979	$563,213,185

(1)	Refers to assets of other, non-vessel owning, entities included in the unaudited interim condensed consolidated financial statements.

19.	Subsequent Events:

(a)
Dividend on Series D Preferred Shares: On October 15, 2024, the Company paid to Toro a dividend (declared on September 27, 2024) amounting to $625,000 on the Series D Preferred Shares for the dividend period from July 15, 2024 to October 14, 2024.

(b)
Acquisition of a 2008-built 1,850 TEU containership and a 2020-built Kamsarmax dry bulk carrier: The M/V Raphaela and M/V Magic Ariel were delivered to the Company on October 3, 2024 and October 9, 2024, respectively. Refer to Note 7 for further details on these acquisitions.